Filed Pursuant to Rule 424(b)(3)
File No. 333-150776

PROSPECTUS

FIRST CAPITAL BANCORP, INC.

459,164 Shares

Common Stock

The selling shareholders, as listed beginning on page 8 of this prospectus, may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer and sale is not permitted.

This prospectus relates to offerings by the selling shareholders from time to time of a total of 459,164 shares of the common stock of First Capital Bancorp, Inc. The selling shareholders acquired the shares of common stock on September 8, 2006 in a statutory share exchange transaction pursuant to an Agreement and Plan of Reorganization dated September 5, 2006, between First Capital Bancorp, Inc. and First Capital Bank. Under the terms of the Agreement, the shares of the First Capital Bank’s common stock were exchanged for shares of First Capital Bancorp, Inc. common stock, par value $4.00 per share, on a one-for-one basis.

The selling shareholders may offer the shares of common stock from time to time at market prices prevailing at the time of the sales or at negotiated prices. We will not receive any of the proceeds from the sale of the shares of common stock made by the selling shareholders.

Our common stock is listed on the NASDAQ Capital Market under the trading symbol “FCVA”. The closing price of our common stock on May 2, 2008 was $12.55.

Investing in our common stock involves certain risks. See “Risk Factors” beginning on page 2.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of the disclosures in this prospectus. Any representation to the contrary is a criminal offense.

The share of common stock are not savings or deposits accounts or other obligation of any bank or savings association and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

The date of this prospectus is June 23, 2008

ABOUT THIS PROSPECTUS

In this prospectus, “First Capital”, “we”, “us”, the “Company” and “our” refer to First Capital Bancorp, Inc., and “common stock” refers to First Capital Bancorp, Inc.’s common stock, par value $4.00 per share.

You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone to provide you with information different from that contained in this prospectus. The selling shareholders are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock.

We have not taken any action to permit a public offering of the shares of common stock outside the United States or to permit the possession or distribution of this prospectus outside the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restriction relating to this offering of the shares of common stock and the distribution of this prospectus outside the United States.

THE COMPANY

We are a one-bank holding company headquartered in Glen Allen, Virginia. The Company conducts virtually all of its business through its wholly-owned banking subsidiary, First Capital Bank (the “Bank”), which was organized and began operation in 1998.

First Capital Bank operates six full service branch offices (alternatively referred to herein as “branches” and “offices”), throughout the greater Richmond metropolitan area. Our bank engages in a general commercial banking business, with a particular focus on the needs of small and medium-sized businesses and their owners and key employees and the professional community. We also offer a wide range of investment products and services through First Capital Investment Group in association with BI Investments, LLC, a registered brokerage firm formed as a joint venture with other Virginia based community banks.

If you want more information about us, please see the sections in this prospectus entitled “Where You Can Find More Information” and “Incorporation of Certain Documents by Reference”.

RISK FACTORS

An investment in the Company’s common stock involves significant risks inherent to the Company’s business. The risks and uncertainties that management believes affect or could affect the Company are described below. You should carefully read and consider there risks and uncertainties described below together with all of the other information included in this report, before you decide to invest in our common stock.

You should not anticipate or expect the payment of cash dividends on our common stock.

Our dividend policy is subject to the discretion of our Board of Directors and depends upon a number of factors, including earnings, financial condition, cash needs and general business conditions, as well as applicable regulatory considerations. We have not paid cash dividends on our common stock, and do not expect to pay them in the foreseeable future. Our strategy is to retain our earnings to fund the development and growth of our business.

Our future success is dependent on our ability to compete effectively in the highly competitive banking industry.

The banking business is highly competitive. We compete as a financial intermediary with other commercial banks, savings and loan associations, credit unions, finance companies, mutual funds, insurance companies and brokerage and investment banking firms soliciting business from residents of and businesses located in the Richmond metropolitan area. Many of these competing institutions have advantages over us. These advantages include greater financial resources, a wider geographic presence or more accessible branch office locations, the ability to offer additional services, greater marketing resources, more favorable pricing alternatives, and lower origination and operating costs. We are also subject to lower lending limits than our larger competitors.

In attracting deposits, we compete with insured depository institutions such as banks, savings institutions, and credit unions, as well as institutions offering uninsured investment alternatives, including money market funds. Traditional banking institutions, as well as entities intending to transact business solely online, are increasingly using the Internet to attract deposits without geographic or physical limitations. In addition, many non-bank competitors are not subject to the same extensive regulations that govern us. These competitors can offer higher interest rates than we offer. Increased deposit competition could increase our cost of funds and could adversely affect our ability to generate the funds necessary for our lending operations, which would negatively affect our results of operations.

We may not be able to successfully manage our growth or implement our growth strategies, which may adversely affect our results of operations and financial condition.

We expect to continue to engage in new branch expansion in the future. We may also seek to acquire other financial institutions, or parts of those institutions, though we have no present plans in that regard. Successful expansion depends on a number of factors, including:

•	the time and costs of evaluating new markets, hiring experienced local management and opening new offices;

•	the time lags between these activities and the generation of sufficient assets and deposits to support the costs of the expansion;

•	our entrance into new markets where we lack experience; and

•	the introduction of new products and services with which we have no prior experience into our business.

Our plan for future expansion depends, in part, on factors beyond our control, and an unsuccessful attempt to achieve growth could have a material adverse effect on our business, financial condition, results of operation and future prospects.

If we need additional capital in the future to continue our growth, we may not be able to obtain it on terms that are favorable. This could have a negative impact on our performance.

We are required by federal and state regulatory authorities to maintain adequate levels of capital to support our operations. We anticipate our capital resources following this offering will satisfy our capital requirements for the foreseeable future. We may at some point, however, need to raise additional capital to support our continued growth. Our ability to raise additional capital, if needed, will depend on conditions in the capital markets at that time, which are outside our control, and on our financial performance. Accordingly, we may not be able to raise additional capital, if needed, on terms acceptable to us. If we cannot raise additional capital when needed, our ability to further expand our operations could be materially impaired.

A downturn in the real estate market or the overall economy in the greater Richmond metropolitan area could have a negative impact on our performance.

Our banking operations are located primarily in the Richmond metropolitan area. Because our lending is concentrated in this market, we will be affected by the general economic conditions and the real estate market in the Richmond metropolitan area and surrounding counties. Changes in the economy may influence the growth rate of our loans and deposits, the quality of the loan portfolio and loan and deposit pricing. A significant decline in general economic conditions caused by inflation, recession, unemployment or other factors beyond our control may result in an increase in the rate of loan defaults and would otherwise impact the demand for banking products and services generally, which could negatively affect our financial condition and performance.

In addition to considering the financial strength and cash flow characteristics of borrowers, we often secure loans with real estate collateral. At December 31, 2007, approximately 87.6% of our loans had real estate as a primary or secondary component of collateral. The real estate collateral in each case provides an alternate source of repayment in the event of default by the borrower and may deteriorate in value during the time the credit is extended. If we are required to liquidate real estate securing a loan to satisfy the debt during a period of reduced real estate values, our earnings and capital could be adversely affected.

A loss of certain of our senior officers could impair our relationships with our clients and adversely affect our success.

Our success is, and is expected to remain, highly dependent on our senior management team. This is particularly true because, as a community bank, we depend on our management team’s ties to the community and customer relationships to generate business for us. Our growth will continue to place significant demands on our management, and the loss of any such person’s services may have an adverse effect upon our growth and profitability. If we fail to retain, or continue to recruit, qualified employees, our growth and profitability could be adversely affected. We do not currently maintain key-man life insurance policies on any of our senior officers.

As a community bank, our business is subject to greater lending risks than larger banks.

As a community bank, we have different lending risks than larger banks. We provide services to our local community. Our ability to diversify our economic risks is limited by our own local markets and economies. We lend primarily to small to medium-sized businesses, professionals, and individuals which may expose us to greater lending risks than those of banks lending to larger, better-capitalized businesses with longer operating histories.

We manage our credit exposure through careful monitoring of loan applicants and loan concentrations in particular industries, and through loan approval and review procedures. We have established an evaluation process designed to determine the adequacy of our allowance for loan losses. Although this evaluation process uses historical and other objective information, the classification of loans and the establishment of loan losses is an estimate based on experience, judgment, and expectations regarding our borrowers, the economies in which we and our borrowers operate, as well as the judgment of our regulators. Accordingly, our loan loss reserves may not be sufficient to absorb future loan losses or prevent a material adverse effect on our business, financial condition, or results of operations.

We may incur losses if we are unable to successfully manage interest rate risk.

Our profitability depends largely on our net interest income and is vulnerable to interest rate fluctuations. Net interest income is the difference (or spread) between the interest earned on assets, such as loans and investment securities, and the interest paid for liabilities, such as savings and time deposits and certificates of deposit. Market interest rates for loans, investments and deposits are highly sensitive to many factors beyond our control. Recently, interest rate spreads have generally narrowed due to changing market conditions, policies of various government and regulatory authorities and competitive pricing pressures, and we cannot predict whether these rate spreads will narrow further. Any narrowing of interest rate spreads could adversely affect our financial condition and results of operations. In addition, interest rates may not remain at present levels. Changes in interest rates may cause significant changes, up or down, in our net interest income, which could adversely affect our results of operations.

Our profitability and the value of your investment may suffer because of rapid and unpredictable changes in the highly regulated environment in which we operate.

Our operations are subject to extensive supervision by several governmental regulatory agencies at the federal and state levels in the financial services area. In particular, we are subject to the Bank Holding Company Act, and the examination and reporting requirements of the Board of Governors of the Federal Reserve System (the “FRB”). The bank is also subject to the examination, assessment and reporting requirements of the FRB, along with the similar requirements of the Virginia State Corporation Commission’s Bureau of Financial

Institutions. The bank is subject to further regulation by the FDIC. Recently enacted, proposed and future legislation and regulations have had, and will continue to have, a significant impact on the financial services industry. These regulations, which are intended to protect depositors and not our shareholders, and the interpretation and application of them by federal and state regulators, are beyond our control, may change rapidly and unpredictably and can be expected to influence our earnings and growth. Our success depends on our continued ability to maintain compliance with these regulations. Some of these regulations may increase our costs and thus place other financial institutions that are not subject to similar regulation in stronger, more favorable competitive positions.

Changes in monetary policy may have a negative impact on our operations.

Changes in monetary policies may have an adverse effect on our business, financial condition and results of operations. Our financial condition and results of operations are affected by credit policies of monetary authorities, particularly the FRB. Actions by monetary and fiscal authorities, including the FRB, could have an adverse effect on our deposit levels, loan demand or business and earnings.

FORWARD-LOOKING STATEMENTS

Certain information contained in this prospectus may include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are generally identified by phrases such as “we expect,” “we believe” or words of similar import.

Such forward-looking statements involve known and unknown risks including, but not limited to, the following factors:

•	the ability to successfully manage our growth or implement our growth strategies if we are unable to identify attractive markets, locations or opportunities to expand in the future;

•	our ability to continue to attract low cost core deposits to fund asset growth;

•	changes in interest rates and interest rate policies and the successful management of interest rate risk;

•	maintaining cost controls and asset quality as we open or acquire new locations;

•	maintaining capital levels adequate to support our growth and operations;

•	changes in general economic and business conditions in our market area;

•	reliance on our management team, including our ability to attract and retain key personnel;

•	risks inherent in making loans such as repayment risks and fluctuating collateral values;

•	competition with other banks and financial institutions, and companies outside of the banking industry, including those companies that have substantially greater access to capital and other resources;

•	demand, development and acceptance of new products and services;

•	problems with technology utilized by us;

•	changing trends in customer profiles and behavior;

•	changes in banking and other laws and regulations applicable to us; and

•	other factors described in “Risk Factors” above.

Although we believe that our expectations with respect to the forward-looking statements are based upon reliable assumptions within the bounds of our knowledge of our business and operations, there can be no assurance that our actual results, performance or achievements will not differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

USE OF PROCEEDS

The selling shareholders will receive all of the proceeds from the sale of their shares or our common stock and we will not receive any proceeds from the sale of those shares. In addition, the selling shareholder will pay any underwriting discounts, selling commissions and similar selling expenses, in any, attributable to the sale of the share of common stock covered by this prospectus.

MARKET PRICES AND DIVIDEND POLICY

Our common stock is listed on the NASDAQ Capital Market under the symbol “FCVA”. As of April 30, 2008 shares of our common stock were held by approximately 704 shareholders. The following table sets forth the high and low sales prices for the common stock during the periods indicated below.

No dividends have been declared through March 31, 2008 by the Board of Directors and no assurance can be given that dividends will be paid at any time in the future.

	High	Low
2006

1st Quarter	$20.00	$16.66
2nd Quarter	20.00	16.25
3rd Quarter	18.50	17.50
4th Quarter	18.10	17.95

2007

1st Quarter	$20.00	$16.80
2nd Quarter	17.50	15.50
3rd Quarter	16.00	12.00
4th Quarter	14.75	11.00

2008

1st Quarter	$14.25	$11.05
2nd Quarter (through May 2)	$13.50	$12.20

SELLING SHAREHOLDERS

The selling shareholders acquired the shares of common stock on September 8, 2006 in a statutory share exchange transaction pursuant to an Agreement and Plan of Reorganization dated September 5, 2006, between First Capital Bancorp, Inc. and First Capital Bank. Under the terms of the Agreement, the shares of the First Capital Bank’s common stock were exchanged for shares of First Capital Bancorp, Inc. common stock, par value $4.00 per share, on a one-for-one basis.

The table below sets forth information with respect to (i) the number of shares of our common stock acquired and beneficially owned by each selling shareholder as of September 8, 2006, the date of the share exchange described above, (ii) the number of shares that may be sold for the account of each selling shareholder and (iii) the percentage of common stock beneficially owned by each shareholder as of such date. All of the selling shareholders are members of our Board of Directors or executive officers. None of the selling shareholders is a broker-dealer.

The selling shareholders will act independently of us in making decisions with respect to the timing, manner and size of the sale or sales of common stock covered by this prospectus. We cannot estimate the number of shares that each selling shareholder will hold because the selling shareholders may offer some or all of the shares owned by them and further because we have no knowledge as to any agreements, arrangements or understandings with respect to the sale of any of the shares. Our registration of the shares of common stock held by the selling shareholders does not necessarily mean that the selling shareholders will sell all or any of the shares. Notwithstanding the foregoing, under the applicable securities laws certain of the selling shareholders may be considered underwriters with respect to their shares of common stock offered hereby.

Name	Shares Beneficially Owned	Number of Shares Offered	Percent of Common Stock Owned
P. C. Amin	112,779	112,779	6.28%
Gerald Blake	21,562	21,562	1.20%
Dr. Kamlesh N. Dave	78,036	78,036	4.34%
Grant S. Grayson	19,613	19,613	1.09%
Yancey S. Jones	30,000	30,000	1.67%
Debra L. Richardson	4,650	4,650	*
Joseph C. Stiles, Jr.	22,375	22,375	1.25%
Robert G. Watts, Jr.	10,050	10,050	*
Jay M. Weinberg	36,867	36,867	2.05%
Richard W. Wright	93,150	93,150	5.19%
Gerald Yospin	21,487	21,487	1.20%
William D. Bien	4,500	4,500	*
K. Bradford Hildebrandt	1,500	1,500	*
William W. Ranson	2,925	2,925	*

*	Represents less than 1% of our outstanding shares.

PLAN OF DISTRIBUTION

The selling shareholders, and their pledges, donees, transferees or other successors in interest, may offer and sell, from time to time, some or all of the shares of common stock covered by this prospectus. We have registered the shares of common stock covered by this prospectus for offer and sale by the selling shareholders so that those shares may be freely sold to the public by them. Registration of the shares of common stock covered by this prospectus does not mean that those shares necessarily will be offered or sold. We will not receive any proceeds from any sale by the selling shareholders of the securities. See “Use of Proceeds”. We will pay all costs, expenses and fees in connection with the registration of the shares of common stock, including fees of our counsel and accountants, fees payable to the SEC and listing fees. We estimate those fees and expenses to be approximately $7,925.99. The selling shareholders will pay all underwriting discounts and commissions and similar selling expenses, if any, attributable to the sale of the shares of common stock covered by this prospectus.

The selling shareholders, including their pledges, donees, transferees or other successors in interest, may sell the shares of common stock covered by this prospectus from time to time, at market prices prevailing at the time of sale, at prices related to market prices, at a fixed price or prices subject to change or at negotiated prices, by a variety of methods including the following:

•	in privately negotiated transactions;

•	through broker-dealers, who may act as agents or principals;

•	in a block trade in which a broker-dealer will attempt to sell a block of shares of common stock as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	through one or more underwriters on a firm commitment or best-efforts basis;

•	directly to one or more purchasers;

•	through agents; or

•	in any combination of the above.

In effecting sales, brokers or dealers engaged by the selling shareholders may arrange for other brokers or dealers to participate. Broker-dealers participating in resales or redistributions may be deemed “underwriters” within the meaning of the Securities Act of 1933, as amended, and any profit on the sale of the shares of common stock and any commissions received by these broker-dealers may be regarded as underwriting commissions under the Securities Act. The shares of common stock may be sold from time to time at varying prices determined at the time of sale or at negotiated prices. Broker-dealer transactions may include:

•	purchases of the shares of common stock by a broker-dealer as principal and resales of the shares of common stock by the broker-dealer for its account pursuant to this prospectus;

•	ordinary brokerage transactions; or

•	transactions in which the broker-dealer solicits purchasers.

At any time a particular offer of the shares of common stock covered by this prospectus is made, a revised prospectus or prospectus supplement, if required, will be distributed which will set forth the aggregate amount of shares of common stock covered by this prospectus being offered and the terms of the offering, including the name or names of any underwriters, dealers, brokers or agents, any discounts, commissions, concessions and other items constituting compensation from the selling shareholders and any discounts, commission or concession allowed or reallowed or paid to dealers. Such prospectus supplement, and, if necessary, a post-effective amendment to the registration statement of which this prospectus is a part, will be filed with the Securities and Exchange Commission to reflect the disclosure of additional information with respect to the distribution of the shares of common stock covered by this prospectus.

LEGAL MATTERS

The validity of the shares of First Capital Bancorp, Inc. common stock offered hereby is being passed upon for the Company by Cantor Arkema, P.C.

EXPERTS

The consolidated financial statements incorporated in this prospectus by reference from our Annual Report on Form 10-KSB for the year ended December 31, 2007 have been audited by Cherry, Bekaert & Holland, L.L.P., independent registered public accounting firm, as stated in its report, which is incorporated herein by reference, and has been so incorporated in reliance upon the report of such firm given upon its authority as experts in accounting and auditing.

INDEMNIFICATION

The Virginia Stock Corporation Act empowers a corporation to indemnify its directors, officers, employees and agents against certain expenses, judgments, fines and amounts incurred in connection with service to the corporation. First Capital’s Articles of Incorporation provides that to the fullest extent permitted, and in the manner prescribed in the Virginia Stock Corporation Act and in any other applicable law, First Capital shall indemnify a director or officer of First Capital who is or was a party to any proceeding by reason of his or her service to the Corporation.

In addition, the Virginia Stock Corporation Act provides that in any proceeding brought by or in the right of a corporation, or brought by or on behalf of the shareholders of a corporation, the damages assessed against a director or officer may be eliminated. First Capital’s Articles of Incorporation provide that to the full extent that the Virginia Stock Corporation Act permits the limitation or elimination of the liabilities of the directors or officers, a director or officer of First Capital shall not be liable to First Capital or its shareholders for monetary damages.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling First Capital pursuant to the foregoing provisions, First Capital has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The Commission allows First Capital Bancorp, Inc. to “incorporate by reference” information into this prospectus, which means that it can disclose important information to you by referring you to another document filed separately with the Commission. The information incorporated by reference is deemed to be a part of this prospectus, and information that First Capital Bancorp, Inc. files later with the Commission will automatically update and supersede that information. This prospectus incorporates by reference the documents set forth below that First Capital Bancorp, Inc. previously filed with the Commission. These documents contain important business information about Commonwealth and its financial condition. The documents we incorporate by reference are:

•	Our Current Report on Form 8-K for January 28, 2008;

•	Our Annual Report on Form 10-KSB for the fiscal year ended December 31, 2007.

•	Our Current Report on Form 8-K for April 23, 2008.

First Capital Bancorp, Inc. also incorporates by reference all documents we file with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and prior to the termination of this offering.

We will promptly provide, without charge to you, upon written or oral request, a copy of any or all of the documents incorporated by reference in this prospectus, other than exhibits to those documents, unless the exhibits are specifically incorporated by reference in those documents. Request should be directed to:

William W. Ranson, CPA

Senior Vice President and Chief Financial Officer

First Capital Bancorp, Inc.

4222 Cox Road, Suite 200

Glen Allen, Virginia 23060

(804) 273-1160

WHERE YOU CAN FIND MORE INFORMATION

We are subject to information requirements of the Securities Exchange Act of 1934, as amended, and we file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission (“the Commission”). You may read and copy any document that we file at the Commissions public reference room facility located at 100 F Street, N.E., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. The Commission maintains an Internet Site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding issuers, including Commonwealth, that file document with the Commission electronically through the Commissions electronic data gathering, analysis and retrieval system known as EDGAR.

We have filed a registration statement on Form S-3 to register with the Commission the shares of our common stock to be issued to our shareholders. This document is a part of the registration statement and constitutes a prospectus for the shares. Because the rules and regulations of the Commission allow us to omit certain portions of the registration statement from this prospectus, this prospectus does not contain all the information set forth in the registration statement. You may review the registration statement and the exhibits filed with the registration statement for further information regarding us and the shares of our common stock being sold by this prospectus. The registration statement and its exhibits may be inspected at the public reference facilities of the Commission at the addresses set forth above or on the Commission’s Internet site.